SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 27)

		    BlackRock Enhanced Government Fund, Inc.
                                    ( EGF )
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   09255K108
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                                 (CUSIP Number)

                               Paul E. Rasmussen
                                3300 IDS Center
                             80 South Eighth Street
                           Minneapolis, MN 55402-4130
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                 (Name, Address, and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 14, 2020
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for an subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09255K108
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1    NAME OF REPORTING PERSON

     Sit Investment Associates, Inc.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ]
                                                                         (b) [x]
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3    SEC USE ONLY
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4    SOURCE OF FUNDS (See Instructions)
	00
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Incorporated in Minnesota
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                    7     SOLE VOTING POWER
   NUMBER OF
   SHARES           -----------------------------------------------------------
   BENEFICIALLY     8     SHARED VOTING POWER
   OWNED BY
   EACH	 		   1,964,117 Shares
   REPORTING        -----------------------------------------------------------
   PERSON           9     SOLE DISPOSITIVE POWER
   WITH
   	              -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

			   1,964,117 Shares
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,964,117 Shares
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See instructions)                                                 [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     41.48%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IA
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


CUSIP No. 09255K108
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1    NAME OF REPORTING PERSON

     Sit Fixed Income Advisors II, LLC
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [ ]
                                                                         (b) [x]
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
	00
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]
-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Incorporated in Minnesota
-------------------------------------------------------------------------------
                    7     SOLE VOTING POWER
   NUMBER OF
   SHARES           -----------------------------------------------------------
   BENEFICIALLY     8     SHARED VOTING POWER
   OWNED BY
   EACH	   		   1,964,117 Shares
   REPORTING        -----------------------------------------------------------
   PERSON           9     SOLE DISPOSITIVE POWER
   WITH
   	              -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER

	   		   1,964,117 Shares
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         1,964,117 Shares
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See instructions)                                                 [ ]

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      41.48%
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14   TYPE OF REPORTING PERSON (See Instructions)

     IA
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


ITEM 1   Security and Issuer

         Common Stock

         BlackRock Enhanced Government Fund, Inc.
	 100 Bellevue Parkway
	 Wilmington, DE 19809

ITEM 2   Identity and Background

	a) and c)

       This statement is filed by:
	Sit Investment Associates, Inc., a Minnesota corporation (SIA), and Sit Fixed Income Advisors II, LLC, a Delaware limited liability company (SFI). Both SIA and SFI are parties to a Joint Filing Agreement as further described in Exhibit B to the initial Schedule 13D filed by SIA and SFI on March 18, 2015.

	SIA is a registered investment adviser.
	SFI is a registered investment adviser and subsidiary of SIA.

	SIA or SFI serves as investment adviser on behalf of its clients pursuant to investment management agreements with each of its clients which give SIA or SFI full discretionary authority to direct the investments of its client in accordance with the investment objectives and restrictions of the client. The investment management agreements also provide that SIA or SFI has assumed the responsibility to vote on behalf of its clients all shares held by its clients in accounts managed by SIA or SFI.

	Roger J. Sit is chairman and CEO of SIA and SFI.
	Ronald D. Sit is a director and vice president of SIA.

	By virtue of these positions, each of SIA, SFI, Mr. Roger Sit and Mr. Ronald Sit may be deemed to beneficially own the Shares held in SIA and SFI client accounts. None of the named individuals own Shares directly. Together SIA, SFI, Mr. Roger Sit, and Mr. Ronald Sit are the "Sit Entities".

	b) The business address of each of the Sit Entities is 3300 IDS Center, 80 South Eighth Street, Minneapolis, MN 55402.

	d) During the last five years, neither Roger J. Sit nor Ronald D. Sit have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

	e) During the last five years, none of the Sit Entities have been a party to
	a civil proceeding of a judicial or administrative body of competent
	jurisdiction and as a result of such proceeding was or is subject to a
	judgment, decree, or final order enjoining future violations of, or
	prohibiting or mandating activities subject to, federal or state
	securities laws or finding any violation with respect to such laws.

	f) Roger J. Sit and Ronald D. Sit are United States citizens.

ITEM 3   Source and Amount of Funds or Other Consideration

	The Sit Entities acquired the Issuer's Shares in open market transactions with client funds held in custody accounts managed by SIA and SFI.

ITEM 4   Purpose of Transaction

	The Sit Entities have acquired the Issuer's Shares for investment purposes,
	and such purchases have been made in the ordinary course of business.  The
	Issuer's Shares have been acquired on behalf of SIA's and SFI's clients.

	In pursuing such investment purposes, the Sit Entities purchased the Shares
	based on the Sit Entities' belief that the Shares represented an attractive
	investment opportunity, and the Sit Entities may further purchase, hold,
	vote, trade, sell or otherwise deal in the Shares at the time, and in such
	manner, as they deem advisable to benefit from, among many things, changes in
	market prices of such Shares, the market prices of such Shares relative to
	the value of the Issuer's assets, changes in the Issuer's investment
	strategy, and composition of the Issuer's portfolio.

	None of Sit Entities have any present plan or proposal which would relate to
	or result in any of the matters set forth in subparagraphs (a) - (j) of Item
	4 of Schedule 13D except as set forth herein or such as would occur upon or
	in connection with completion of, or following, any of the actions discussed
	herein.

	The Sit Entities intend to review their investment in the Issuer's Shares on
	a continuing basis and may from time to time engage in discussion with
	management, the Board of Directors and shareholders concerning, among other
	things, the Issuer's performance, the market prices of the Issuer's Shares
	relative to the value of the Issuer's assets, the Issuer's investment
	strategy and the Issuer's portfolio holdings.

ITEM 5   Interest in Securities of the Issuer

	a) and b)

	The aggregate percentage of Shares reported owned by Sit Entities herein is based upon 4,734,987 Shares outstanding as of February 14, 2020, which is the total number of Shares outstanding as reported on the Issuer's website. Certain clients of SIA and SFI participated in the tender offer of Shares of the Issuer since the last 13D filing, resulting in a greater than 1% change in ownership of the Issuer by the Sit Entities.

	As of the date hereof, the Sit Entities may be deemed to be the beneficial owner of 1,964,117 Shares held in client accounts which represent 41.48% of the Issuer's outstanding Shares. Each of the Sit Entities may be deemed to have shared power to vote and dispose of such Shares. However, none of SIA's or SFI's directors or executive officers own Shares directly.

	c) Transactions in Shares by the Sit Entities in the last 60 days are set forth in Exhibit A.

	d) The clients of SIA and SFI have the right to participate in the receipt of
	dividends from, or proceeds from the sales of, the Shares held for their
	respective accounts.

        e) Not applicable

ITEM 6 Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

Not applicable.

ITEM 7   Materials to be Filed as Exhibits

Exhibit A: Schedule of Transactions in Shares by the Sit Entities in the last 60 days are set forth in Exhibit A.

Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
------------------
February 18, 2020

By:   Sit Investment Associates, Inc.
       /s/ Roger J. Sit
      -----------------------------------
      Name/Title: Roger J. Sit, Chairman & CEO

By:   Sit Fixed Income Advisors II, LLC
       /s/ Roger J. Sit
      -----------------------------------
      Name/Title: Roger J. Sit, Chairman & CEO

                                   EXHIBIT A
Schedule of Transactions in Shares by Sit Entities in the last 60 days:


------------------ ------------------ ------------------ ------------------
					Shares of Common
Date of  	    	Transaction	Stock Purchased	  Price
Transaction	    	Type		/(Sold)		  Per Share ($)
------------------ ------------------ ------------------ ------------------
   12/16/2019		SELL		(15,184.00)		13.0615
------------------ ------------------ ------------------ ------------------
   01/07/2020		PURCHASE	180.00			12.95
------------------ ------------------ ------------------ ------------------
   01/21/2020		PURCHASE	387.00			13.10
------------------ ------------------ ------------------ ------------------
   01/31/2020		SELL		(200.00)		13.27
------------------ ------------------ ------------------ ------------------
   02/12/2020		SELL		(6,524.00)		13.1354
------------------ ------------------ ------------------ ------------------
   02/13/2020		SELL		(8,205.00)		13.0841
------------------ ------------------ ------------------ ------------------
   02/14/2020		SELL		(11,829.00)		13.0709
------------------ ------------------ ------------------ ------------------